Filed Pursuant To Rule 433

Registration No. 333-209926

December 7, 2016

Gold Standard Approved for Islamic Finance, Opening New Market

by Claudia Carpenter

https://www.bloomberg.com/news/articles/2016-12-05/gold-standard-approved-for-islamic-finance-opening-new-market-iwbytkoj

December 5, 2016 — 6:00 AM EST December 5, 2016 — 8:03 AM EST

Standard is ‘ground-breaking initiative’: World Gold Council

SPDR Gold Trust, biggest ETF backed by gold, may qualify

Gold is acceptable for the first time as an investment in Islamic finance after the group that sets standards for the industry adopted Shariah-compliant rules for trading the metal.

The rules approved Nov. 19 allow gold to be used in the $1.88 trillion Islamic finance business, the Accounting and Auditing Organization for Islamic Financial Institutions said Monday in a statement. The AAOIFI developed the standards with help from the producer-funded World Gold Council, which has said the new rules could spur demand for “hundreds of tons” of gold.

The SPDR Gold Trust, the biggest exchange-traded fund backed by bullion traded under stock symbol GLD, will probably qualify, and the standard may open new demand to central banks, Mohd Daud Bakar, a Shariah scholar, said at a press conference in Dubai Monday. Comex gold futures wouldn’t qualify because of a physical backing requirement, he said.

“We fully expect to announce imminently that GLD does qualify,” Natalie Dempster, a managing director of the World Gold Council, said at the conference. Physical gold bars and coins may also qualify, she said. The rules require that a bank selling gold has to offer same-day settlement or has to demonstrate it can provide the exact gold being sold within one day, Dempster said. The standard also applies to silver, according to Hamed Hassan Merah, AAOIFI secretary general.

“This is a ground-breaking initiative for Islamic investors and for the gold industry at large,” Aram Shishmanian, chief executive officer of the World Gold Council, said in the joint statement. “We are delighted that there is now definitive Shariah guidance on the permissability of investing in gold.”

Gold joins equities, real estate, Islamic bonds (sukuk) and takaful (insurance) as vehicles approved for Islamic finance, according to the Bahrain-based AAOIFI. Sukuk volume slipped 1.4 percent in 2015 after the Malaysian central bank terminated its short-term sukuk issuance program, the AAOIFI said.

“The time has come for gold instruments in Islamic finance,” Mark Mobius, executive chairman of Templeton Emerging Markets Group, said Monday in a World Gold Council report accompanying the statement. The report didn’t say if Templeton plans to invest in the product.

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